Exhibit 17.1

October 7, 2016

The Board of Directors
Seychelle Environmental Technologies

Board Members:

This is to let you know that effective today, I am resigning from both the Board of Directors as Treasurer and my officer positions as President and CFO at Seychelle.

I have enjoyed working with all of the people at Seychelle and the challenges we have faced over the past 11 years that I have been an employee with the Company. If I can be any of further help with the SEC Filings and/or identify possible acquisition candidates I will do so if asked.

Sincerely,

/s/ James K. Place
James K. Place